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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 12)*

THE RIGHT START, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

766574206

(CUSIP Number)

DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
(310) 556-2721

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

11/15/2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 766574206	SCHEDULE 13D	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE ANDERSON CAPITAL ADVISORS, L.P. -95-4486379

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 6,742,732

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 6,742,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,742,732

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.01%

14	TYPE OF REPORTING PERSON* IA

CUSIP NO. 766574206	SCHEDULE 13D	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD A. KAYNE -124-34-0063

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A U.S. CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,032,988

	8	SHARED VOTING POWER 6,742,732

	9	SOLE DISPOSITIVE POWER 1,032,988

	10	SHARED DISPOSITIVE POWER 6,742,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,988

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.44%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 726540503	SCHEDULE 13D	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARBCO Associates, L.P. -95-3214739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,345,618

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,345,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,345,618

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.61%

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 726540503	SCHEDULE 13D	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. -95-4198602

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,464,582

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,464,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,582

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.13%

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 726540503	SCHEDULE 13D	PAGE 6 OF 12 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE ANDERSON DIVERSIFIED CAPITAL PARTNERS, L.P. — 95-4111006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,841,436

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,841,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,841,436

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.47%

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 726540503	SCHEDULE 13D	PAGE 7 OF 12 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE ANDERSON CAPITAL PARTNERS, L.P. — 95-4276878

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 673,158

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 673,158

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,158

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.19%

14	TYPE OF REPORTING PERSON PN

United States
Securities and Exchange Commission

Schedule 13D
Amendment No. 12

*********************

Item 1. Security and Issuer

Common Stock, $0.01 Par Value.

The Right Start, Inc. 5334 Sterling Center Drive Westlake Village, CA 91361

Item 2. Identity and Background

The Reporting Persons include Kayne Anderson Capital Advisors, L.P., Richard A. Kayne and the four investment partnerships identified in the next paragraph.

a.	Kayne Anderson Capital Advisors, L.P.

Kayne Anderson Capital Advisors, L.P. (KACA, LP), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment funds, including the following Reporting Persons: Arbco Associates, L.P.; Kayne, Anderson Non-Traditional Investments, L.P.; Kayne Anderson Diversified Capital Partners, L.P.; and Kayne Anderson Capital Partners, L.P., each of which is a California limited partnership. KACA, LP also serves as investment adviser to other clients, some of which hold the issuer’s Common Stock and securities convertible into such Common Stock. Kayne Anderson Investment Management, Inc. (KAIM), a Nevada corporation, is the sole general partner of KACA, LP. KAIM is owned by KA Holdings, Inc., a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of KACA, LP, the investment limited partnerships, KAIM or KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

During the past five years, none of KACA, LP, the four above investment limited partnerships, KAIM or KA Holdings has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.	Richard A. Kayne

Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM.

Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (KARIM), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KARIM is a registered investment adviser. KA is a registered broker/dealer. The principal business address of KARIM and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

Mr. Kayne is a Director of The Right Start, Inc.

During the past five years, none of Mr. Kayne, KACA, LP, KARIM or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c.	The following persons (in addition to Richard A. Kayne) are officers and/or directors of one or more of KAIM and KA Holdings. (KACA, LP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

John E. Anderson. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is Director of KAIM and KA Holdings.

Howard M. Zelikow	Vice President and Director of KAIM Director of The Right Start, Inc.
Robert V. Sinnott	Vice President of KAIM
Ralph C. Walter	Chief Operating Officer and Treasurer of KAIM and KA Holdings.
David J. Shladovsky	General Counsel and Secretary of KAIM and KA Holdings.

d.	Because of the Stockholders Agreement described in Item 6, the Reporting Persons together with Fred Kayne and Athanor Holdings, LLC (“Athanor”) may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except for such voting agreement, none of the Reporting Persons has any affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with either Fred Kayne or Athanor. Neither the making or contents of this filing constitutes an admission by the Reporting Persons that a group exists, and the existence of any such group is expressly disclaimed. The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by Athanor, which separately files statements on Schedule 13D with respect to its beneficial ownership of the Issuer’s securities.

Item 3. Source and Amount of Funds or Other Consideration

The reporting persons received common stock purchase warrants as consideration for obtaining a temporary $5 million line of credit to support the Issuer’s ability to borrow under an existing loan agreement with Wells Fargo Bank, N.A.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired for investment purposes. KACA, LP and Richard A. Kayne, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

a. KACA, LP and Richard A. Kayne report beneficial ownership of 6,742,732 and 7,775,720 shares, respectively. These amounts include 1,541,400, 827,175, 2,000,000, 134,000 shares of common stock which may be acquired upon (i) conversion of Series C, Series F, Series G Convertible Preferred Stock and (ii) exercise of Warrants, respectively. KACA, LP’s reported shares include the following: Arbco Associates, L.P., 2,345,618 shares (14.61%); Kayne, Anderson Non-Traditional Investments, L.P., 1,464,582 shares (9.13%); and Kayne Anderson Diversified Capital Partners, L.P., 1,841,436 shares (11.47%).

     The convertibility of the Series F and Series G Convertible Preferred Stock is subject to approval by the Shareholders of the Issuer and authorization of sufficient shares of Common Stock for issuance upon conversion. Such approvals, originally anticipated to be acquired in January 2002, are now not anticipated to be obtained until March 2002.

b. KACA, LP and Richard A. Kayne have shared voting and dispositive power over 6,742,732 shares, subject to the Stockholders Agreement described in Item 6. Richard A. Kayne has sole voting and dispositive power over 1,032,988 shares, subject to the same Stockholders Agreement.

     The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACA, LP have shared voting and dispositive power are held by accounts for which KACA, LP serves as investment adviser and, in most cases, as general partner. These include, but are not limited to, Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P. and Kayne Anderson Capital Partners, L.P.

     KACA, LP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACA, LP in such limited partnerships.

c. By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, the Reporting Persons may be deemed to beneficially own an additional (i) 2,154,760 shares owned by Fred Kayne and (ii) 11,761,409 shares owned by Athanor. The reported shares together with the shares owned by Fred Kayne and Athanor represent in the aggregate 47.73% of the outstanding Common Stock of the Issuer. The information with respect to the beneficial ownership by Fred Kayne and Athanor is based on information supplied by, or on behalf of, Fred Kayne and Athanor, respectively, and no Reporting Person makes any representation or guarantee as to the completeness or accuracy this information. As indicated above, the Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by Fred Kayne and Athanor.

d. The transactions for the reporting parties were effected by KACA, LP and Richard A. Kayne. Acquisitions of the shares were made as follows:

		Common Stock	Stock
Date	Type	# of shares	Price	Where/how transaction effected

11/15/01	Buy	80,000 *	$0.00	Directly with Issuer
11/23/01	Buy	10,169	$2.50	Exercise of Director Options

*	Issuable upon conversion of Warrants issued as consideration for obtaining a line of credit to support the Issuer’s ability to borrow under an existing loan agreement.

d. Not applicable

e. Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     KAIM and Fred Kayne have agreed with Athanor in connection with Athanor’s purchase of the Issuer’s securities that they will (i) convert all convertible securities held by them (other than employee or director options) no later than such time as Athanor converts its preferred stock purchased from the issuer, and (ii) vote all securities of the Issuer that are entitled to vote thereon in favor of (A) all matters necessary to approve the conversion of the securities purchased by Athanor from the issuer (including a vote to approve making convertible preferred stock issued prior to the issuance of preferred stock purchased by Athanor pari passu with the Athanor preferred stock), and (B) the election of three directors designated by Athanor until Athanor holds less than 20% of the outstanding Common Stock, two directors until Athanor holds less than 15% and one director until Athanor holds less than 10% (in each case, calculated on the basis as if the convertible securities held by KAIM, Fred Kayne and Athanor have been converted). Athanor has agreed that it will vote all shares held by it in favor of (i) the election of three directors designated jointly by KAIM and Fred Kayne until such parties hold less than 20% of the outstanding Common Stock, two directors until such parties hold less than 15% and one director until the parties hold less than 10% (in each case, calculated on the basis as if the convertible securities held by KAIM, Fred Kayne and Athanor have been converted) and (ii) the election of the CEO of the Issuer as Chairman. KAIM’s agreement applies to the securities of the issuer held by the Reporting Persons.

     In connection with the purchase of the Series F and Series G Convertible Preferred Stock by KACA, LP and Richard A. Kayne, the issuer has granted such holders certain registration rights with respect to the Common Stock underlying those securities. KACA, LP and Richard A. Kayne may exercise these rights and, following the filing of an effective registration statement with the SEC, may sell Common Stock under such registration statement.

Item 7. Material to Be Filed as Exhibits.

Exhibit I	Joint Filing Agreement among Richard A. Kayne, KACA, LP, Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P. and Kayne Anderson Capital Partners, L.P.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2001 Date

/S/ Richard A. Kayne Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By: Kayne Anderson Investment Management, Inc.

By:	/S/ David J. Shladovsky
David J. Shladovsky, Secretary

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

/S/ Richard A. Kayne
Richard A. Kayne

/S/ David J. Shladovsky
Kayne Anderson Capital Advisors, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner

/S/ David J. Shladovsky
Arbco Associates, L.P., by Kayne Anderson Capital Advisors, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner

/S/ David J. Shladovsky
Kayne, Anderson Non-Traditional Investments, L.P., by Kayne Anderson Capital Advisors, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner

/S/ David J. Shladovsky
Kayne Anderson Diversified Capital Partners, L.P., by Kayne Anderson Capital Advisors, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner

/S/ David J. Shladovsky
Kayne Anderson Capital Partners, L.P., by Kayne Anderson Capital Advisors, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner

EXHIBIT I
TO SCHEDULE 13D, AMENDMENT NO. 12 OF FILING CONCERNING
THE RIGHT START, INC.

Filing Parties	Shares

Kayne Anderson Capital Advisors, L.P.
• Arbco Associates, L.P.	2,345,618
• Kayne, Anderson Non-Traditional Investments, L.P.	1,464,582
• Kayne Anderson Diversified Capital Partners, L.P.	1,841,436
• Kayne Anderson Capital Partners, L.P.	673,158
• Other Managed Accounts	417,938
Richard A. Kayne	1,032,988

Total	7,775,720

Note: Shares reported include 1,541,400, 827,175, 2,000,000 and 134,000 shares of common stock which may be acquired upon (i) conversion of Series C, Series F and Series G Convertible Preferred Stock and (ii) exercise of Warrants.

12/10/2001